
02006477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FEB 2 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, New York 10504
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schachinger 914-765-3938
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHRISTIE I. CORBETT
Notary Public, State of New York
No. 01CO6009588
Qualified in Westchester County
Commission Expires June 29, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 2 8 2002


MBIA CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULE PURSUANT TO
SEC RULE 17a-5

AS OF DECEMBER 31, 2001 AND
FOR THE YEAR THEN ENDED



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
MBIA Capital Management Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corporation (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

December 31, 2001

(Dollars in thousands except per share amounts)

Assets		
Cash and cash equivalents	$	10,456
Investments		8
Accounts receivable		971
Prepaid expenses		80
Deferred income taxes		256
Receivable from affiliate		11,995
Fixed assets, net of accumulated depreciation of $1,153		137
Total assets	$	23,903

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,690
Income taxes payable		3,607
Total liabilities		7,297
Shareholder's equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		3,681
Retained earnings		12,924
Total shareholder's equity		16,606
Total liabilities and shareholder's equity	$	23,903

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME

For the year ended December 31, 2001

(Dollars in thousands)

Revenues:		
Investment management fees	$	19,919
Interest income		717
Total revenues		20,636
Expenses:		
Employee compensation and benefits		5,782
Other operating expenses		4,543
Total expenses		10,325
Income before income taxes		10,311
Provision for income taxes		3,646
Net income	$	6,665

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2001

(Amounts in thousands except shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2001	1,000	$ 1	$ 3,540	$ 6,259	$ 9,800
Tax benefit relating to the exercise of stock options	---	---	141	---	141
Net income	---	---	---	6,665	6,665
Balance, December 31, 2001	1,000	$ 1	$ 3,681	$ 12,924	$ 16,606

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 6,665
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	81
Deferred income taxes	(119)
Increase in accounts receivable	(167)
Increase in accounts payable and accrued expenses	2,898
Increase in net balance receivable from affiliate	(6,764)
Increase in income taxes payable	1,454
Increase in additional paid in capital	141
Total adjustments to net income	(2,476)
Net cash provided by operating activities	4,189
Cash flows from investing activities:	
Acquisition of fixed assets	(84)
Net cash used in investing activities	(84)
Net increase in cash and cash equivalents	4,105
Cash and cash equivalents-beginning of year	6,351
Cash and cash equivalents-end of year	$ 10,456

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS

1. Business and Organization

MBIA Capital Management Corp. ("the Company"), formed in December 1993, is a wholly-owned subsidiary of MBIA Asset Management, LLC, which is a wholly-owned subsidiary of MBIA, Inc.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services. These investment management services are provided to both MBIA affiliates and third party clients.

The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Company is subject to various SEC and NASD regulations, including net capital requirements.

2. Significant Accounting Policies

The financial statements of the Company have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies are as follows:

Cash and cash equivalents
Cash and cash equivalents include a money market fund sponsored by a U.S. money center bank.

Revenue recognition
The Company recognizes fee revenues when earned.

Fixed assets
Fixed assets consist of computer equipment and furniture and fixtures, which are carried at cost net of accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to eight years. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

Fair Value of Financial Instruments

The Company's financial instruments are carried at cost, which approximates fair value as they are short term in nature. Financial instruments include investments, accounts receivable and receivables from affiliate.

Income taxes

Deferred income taxes are provided with respect to temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

3. Minimum Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the Rule.

As of December 31, 2001, the Company exceeded its net capital requirement by $2.4 million. Aggregate indebtedness and net capital were $7.3 million and $2.9 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.5 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

4. Related Parties

The Company provides investment management services to MBIA Inc. and MBIA Insurance Corporation ("MBIA Corp."), MBIA Municipal Investment Service Corporation ("MBIA/MISC"), MBIA Investment Management Corp. ("MBIA IMC"), all of which are subsidiaries of MBIA Inc. Seventy-five percent of the Company's revenues were derived from related parties during 2001.

MBIA Corp. provides certain management and administrative services to the Company, and allocates overhead costs relating to facilities used by the Company. Additionally, the Company's employees participate in the employee benefit plans of MBIA Corp. Aggregate charges to the Company from MBIA Corp. under these arrangements approximated $1.6 million during 2001, of which the majority has been included in employee compensation and benefits.

MBIA/MISC provides administrative services to the Company, which approximated $2.5 million during 2001. This charge has been included in other operating expenses.

Certain of the Company's employees participate in MBIA Inc.'s long-term incentive and stock option plans, which enables them to acquire shares of MBIA Inc. common stock. The exercise of stock options related to this plan create income tax benefits which have been accounted for as additions to additional paid-in capital.

5. Income Taxes

The Company is included in the MBIA Inc. consolidated federal and state tax returns. Under a tax sharing agreement with MBIA Inc., the Company computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2001 the provision for income taxes is comprised of:

	Year ended December 31, 2001
Federal income tax expense/(benefit) – Current	$ 3,765
Federal income tax expense/(benefit) – Deferred	(119)
Total provision for income taxes	$ 3,646

The deferred tax asset arises exclusively from future deductions related to MBIA Inc.'s employee benefit plans.

MBIA CAPITAL MANAGEMENT CORP.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

(Dollars in thousands)

Total shareholder's equity from statement of financial condition	$	16,606
Deduction:		
Total nonallowable assets from statement of financial condition		(13,439)
Other deductions		(42)
Net capital before haircut on securities positions		3,125
Haircuts on securities		(217)
Net capital	$	2,908
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	486
Minimum dollar net capital requirement of reporting broker or dealer	$	100
Net capital requirement		486
Excess net capital	$	2,422
Total aggregate indebtedness (liabilities from statement of financial condition)	$	7,297
Ratio of aggregate indebtedness to net capital		2.51

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Company's audited FOCUS Report (Part IIA) filing as of December 31, 2001.

Nonallowable assets consist of accounts receivable, prepaid expenses, deferred income taxes, receivable from affiliate and fixed assets.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

FEB 28 2002

To the Board of Directors and Shareholder of
MBIA Capital Management Corp:

In planning and performing our audit of the financial statements and supplemental schedule of MBIA Capital Management Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

PRICEWATERHOUSECOOPERS

benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002